Form SD

Specialized Disclosure Report
For Conflict Minerals

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
CONFLICT MINERALS

BioTelemetry, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	000-55039	46-2568498
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

1000 Cedar Hollow Rd., Malvern, PA	19355
(Address of principal executive offices)	(Zip code)

Peter Ferola, Senior Vice President & General Counsel 610-729-0212

(Name and telephone number, including area code, of
the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 - Conflict Minerals Disclosure and Report, Exhibit

A copy of  BioTelemetry, Inc.’s Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at http://investors.gobio.com/wp-content/uploads/2017/05/FORM-SD-Exhibit-1.01.pdf

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BIOTELEMETRY, INC.

/s/ Peter Ferola		May 31, 2017
By:	Peter Ferola
Title:	Senior Vice President and General Counsel